UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated September 9, 2009.

Press Release

ABB names Brice Koch to Group Executive Committee

Manager of China business to take on new role as Head of Marketing and Customer Solutions

Zurich, Switzerland, Sept. 9, 2009 – ABB, the leading power and automation technology group, has appointed Brice Koch to the Group Executive Committee as Head of Marketing and Customer Solutions, a new role created to drive additional growth across the company’s markets and regions.

Koch, 45, will oversee relations with ABB’s largest customers and the development of opportunities in strategic growth areas such as rail, wind, water and smart grids. He will also be responsible for developing ABB’s service business.

Koch has been manager of ABB’s business in China and North Asia since January 2007. His career includes various positions within the Power Products division since joining ABB in 1994. Koch, a French national, holds a degree in Mechanical Engineering and a PhD in Materials Science, both from the Swiss Federal Institute of Technology (ETH) in Zurich.

“Brice has achieved great success with ABB in China as well as in his previous roles,” said CEO Joe Hogan. “He has a great combination of global business and regional experience and his strong market orientation is very well suited to establishing this new role.”

Koch will take up his new position on Jan. 1, 2010, and a successor for his roles in China and North Asia will be named in the next few weeks.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 120,000 people.

For more information please contact:

Media Relations:

Thomas Schmidt, Wolfram Eberhardt

(Zurich, Switzerland)

Tel: +41 43 317 6568

media.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: September 9, 2009	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and
Chief Counsel Corporate & Finance